Exhibit 99.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 26, 2017, with respect to operating statement containing revenues, royalty and operating expenses relating to Shell Energy Canada Limited’s Mining and In-Situ Oil Sands Properties to be acquired by Canadian Natural Resources Limited for the year ended December 31, 2016 included in the Registration Statement (Form F-10 No. 333-207578) and related Prospectus Supplement dated May 23, 2017 to the Base Shelf Prospectus dated October 30, 2015 of Canadian Natural Resources Limited.

/s/ Ernst & Young LLP

Calgary, Canada

May 23, 2017